

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

March 6, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Kenneth M. Hale
Senior Vice President, General Counsel
   And Corporate Secretary
Sterling Chemical, Inc.
333 Clay Street, Suite 3600
Houston, Texas   77002-4109

Re: Sterling Chemicals, Inc.
        Revised Preliminary Proxy Material filed on Schedule 14A
        Filed on March 4, 2008
        File No. 0-50132

Dear Mr. Hale:

       We have limited our review of your filing to those additional issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Approval of Proposed Charter Amendments

<u>Addition of Provision Relating to Certain Amendments to the Certificate of Incorporation, page 24</u>

1. Revise the above caption to refer specifically to the fact that it is a provision prohibiting common shareholders from voting on charter amendments relating solely to the terms of outstanding preferred stock.

<u>Modification of Director Exculpation Provisions and Indemnification Provisions, page 24</u>

2. Further, the proposed modification of director exculpation provisions and the indemnification provisions should be presented as two separate modifications.

<u>Form of Proxy</u>

3. Item 14a-4(a)(3) requires that the form of proxy identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on approval of other matters. Accordingly, each proposed change to the company's Charter for which shareholder vote is being solicited should be stated separately on the Form of Proxy. If these matters are to be conditioned upon one another, please also indicate this on the proxy card.

<u>General</u>

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide in a statement from the company, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director